FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of:        ______April________

Commission File Number:       0-25672

MIRAMAR MINING CORPORATION
(Translation of registrant’s name into English)

#300 - 889 Harbourside Drive
North Vancouver, British Columbia
Canada  V7P 3S1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ___	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES ___	NO ___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRAMAR MINING CORPORATION (Registrant)
By: /s/ A. David Long A. David Long, Corporate Secretary

Dated: April 4, 2007

MIRAMAR MINING CORPORATION

300-889 Harbourside Drive, North Vancouver, B.C. V7P 3S1 Canada Tel: (604) 985-2572 Fax: (604) 980-0731 Toll Free: 1-800-663-8780

April 4, 2007	NEWS RELEASE 07-05	MAE - TSX MNG-AMEX

Miramar Reports Indicated Resources of 5.2 Million Ounces of Gold and
Inferred Resources of 5.4 Million Ounces at Hope Bay - an Increase of 22%

VANCOUVER -- BC – Miramar Mining Corporation (the “Company”) today announced an increase in the mineral resources at its 100% controlled Hope Bay project in Nunavut.

During 2006, Miramar completed 65,775 metres of drilling in 233 drill holes on the property, one of the most ambitious single-project programs in Canada, and certainly one of the most successful in Company history. The key objective of this aggressive $30m program, which will continue at similar levels of drilling and expenditure in 2007, was to help determine the scope of a second phase of production (Phase II) after the proposed Doris North Project (Phase I).

“Our primary objective in 2006 was to increase our confidence in the existing resources at Hope Bay, particularly Madrid. The work done was not focused on adding resources but on infill and delineation drilling, however, despite this, we are excited that we have increased our resources significantly over 2005,” said Tony Walsh, Miramar’s President & CEO. “We will continue our efforts to further define the existing resource in 2007. In addition the 2007 budget includes a significant component to allow us to utilize our increasing knowledge of the Hope Bay geology to look for new discoveries on the belt.” The 2007 program has already begun at Hope Bay and the first results are expected to be announced by the end of April.

Based on the 2006 work, a Preliminary Assessment for Phase II is currently under way to compare a 6,000 tonnes per day (“tpd”) underground operation and a 16,000 tpd combined underground and open-pit operation which would focus on the Madrid deposits and include underground development at Boston and Doris. The tables below will be utilized to support the studies on these two options in the Preliminary Assessment which is expected to be completed in Q2 of this year. At that point a decision will be made as to which scenario offers the best value for the shareholders. This announcement is also expected in Q2, 2007.

Madrid Resource Estimates at Various Cut-off Grades as of December 31, 2006

Category & Cut-off	Tonnes	Gold Grade (g/t)	Contained Gold (oz)

1.0 g/t cut-off
Indicated	41,397,129	3.05	4,060,023
Additional Inferred*	64,258,515	2.26	4,669,692

1.5 g/t cut-off
Indicated	32,533,044	3.54	3,702,297
Additional Inferred*	42,312,687	2.79	3,789,899

2.0 g/t cut-off
Indicated	24,361,402	4.14	3,244,622
Additional Inferred*	26,873,389	3.39	2,931,454

2.5 g/t cut-off
Indicated	17,877,318	4.83	2,778,761
Additional Inferred*	17,973,481	3.97	2,295,965

* Inferred resources are in addition to indicated resources

This table contains rounded sums, and totals may vary.

Particularly, drilling in the Madrid area, which hosts two-thirds of the Hope Bay resource, was successful in defining continuous mineralization in the gaps among the Suluk, Rand, Naartok East and West deposits, and in expanding Suluk to the south and Naartok East to the north. Although the bulk of the drilling was directed toward infill drilling there was an overall increase at Madrid, using a 2.0 g/t cut-off, of 516,300 ounces (almost all indicated) compared to the 2005 Madrid resource at the same cut-off grade as outlined by an independent 43-101 resource report completed in June 2006. In addition a number of lower grade zones were eliminated as geological interpretation improved. Some of the step-out drilling at Naartok east was very successful including the best hole ever drilled at Hope Bay (9.3 g/tonne of gold over 93.5 m).

The following table sets out the year-end mineral resource estimates for the Hope Bay Project.

Hope Bay Project Mineral Resource Estimates to December 31, 2006
(Includes Mineral Reserves at Doris North)

Category/Deposit	Cut-Off g/t	Tonnes (000’s)	Gold Grade (g/t)	Contained Gold (000’s oz)
Indicated Resources
Boston	4.0	2,312	10.73	798
Doris	5.0-8.0	1,169	19.31	726
Madrid	1.5	32,533	3.54	3,702

Sub-total Indicated Resources		36,014	4.51	5,226

Boston	4.0	2,431	9.48	766
Doris	5.0 — 7.0	1,634	14.54	741
Madrid	1.5**	42,540	2.90	3,954

Sub-total Additional Inferred Resources*		46,605	3.64	5,461

* Inferred resources are in addition to indicated resources

** Includes a small inferred resource, South Patch, with a 7 g/t cut-off

This table contains rounded sums, and totals may vary.

Increasing gold prices and comparisons with other development projects resulted in a decision to report a 1.5 gram cut-off for the 2006 Madrid resource. This cut-off grade has a significant impact in the overall reported resource when combined with new 2006 additions, including a tonnage increase of 18.2 million tonnes in the indicated category and an additional 13.6 million tonnes in the inferred category. Contained ounces have increased by 1.8 million ounces in the indicated category and 0.14 million ounces in the inferred category. The combined grades for the resource categories are reduced by 1.5g/t and 1.3 g/t respectively to 3.54 g/t and 2.79 g/t.

A new zone, the BN zone, was discovered approximately 400 m to the north of the existing Boston resource. The BN zone is being assessed to determine whether it could comprise a stand-alone supplementary underground operation or a larger production center which may be amenable to open pit exploitation at Boston. Resource calculations for the new zone are ongoing and may be released later.

The bulk of the 2006 increase is the result of expanded mineralization at Madrid, in particular the Suluk and Naartok East zones. A significant increase in the indicated resource category at Madrid was achieved due to successful infill drilling completed throughout 2006. At Doris, limited drilling between the Doris North and Doris Central Deposits resulted in no significant changes from the existing resources.

Miramar’s outlook for Development at Hope Bay
Miramar’s goal is to become an intermediate gold producer through the integrated development of the Hope Bay belt. In order to achieve this goal, while minimizing potential dilution to shareholders, Miramar developed a phased approach to maximizing gold production from the Hope Bay belt. Phase I consists of the proposed small scale high grade Doris North Project currently progressing through the regulatory process. The next development opportunity contemplates two opportunities for large scale Phase II production as described above.

Quality Assurance
All resource and reserve estimates have been prepared by the Miramar Hope Bay Limited staff and directly employed consultants in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by John Wakeford, P. Geo. Vice President, Exploration, for Miramar Mining Corporation. All resource models were estimated utilizing three dimensional block model methods, except for the South Suluk and South Patch 14 areas, which were estimated utilizing a two dimensional polygonal approach. In 2006 new resource models were created for Madrid to incorporate new drilling. All previous resource estimates and models are unchanged from 2004. All deposits have been subject to a capping exercise whereby capping grades were applied as determined by geostatistical analysis. Also, cut-off grades were used for all deposits and vary according to deposit size, grade and geometry. The resource estimates for the Doris group of deposits, South Patch 14 and the main portion of the Boston deposit have utilized a cut-off grade from 4.0 to 8.0 g/t gold based on the assumption that possible extraction would likely be by underground methods. The remaining Madrid group of deposits, Naartok, Rand and Suluk were modelled utilizing a lower grade cut-off of 1.5 on the assumption that likely extraction would be by open pit methods. The Madrid area deposits are presented at a range of cut-off grades with a 1.5 g/t gold cut-off used for the Resource Summary table above.

Indicated resources generally lie within 25 metres of a drill hole within detail drilled areas; and inferred resources generally lie no more than 50 metres from a drill hole except for a portion of the thicker zones at Naartok which have been extended up to 100m where geological confidence can be displayed. The resource estimates for the Madrid were prepared by Miramar Hope Bay Limited staff and independent consultants, and reviewed by John Wakeford P. Geo., Vice President and Qualified Person for Miramar Mining Corporation as defined in NI 43-101.

Included within the above numbers are approximately 158,000 ounces at 18.6g/t of gold that are included in possible mine pillars at Doris. Pillars lie within 30 m of lake bottoms (Pillars) and are unlikely to be mined without significant economic and permitting challenges. The regulations for pillars under lakes in Nunavut require the Mines Inspection Branch to provide a variance for mining within 100m of a lake bottom. There can be no certainty that such a variance will be granted.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred resources will be converted to measured and indicated categories through further drilling, or into mineral reserves once economic considerations are applied.

Miramar Mining Corporation

Miramar is a Canadian gold mining company that controls Hope Bay containing one of the largest, best-grade undeveloped gold deposits in Canada. The Hope Bay project extends over 1,000 sq. km. and encompasses one of the most prospective undeveloped greenstone belts in Canada.

The decision to proceed with mining at Doris North is subject to the availability of permits and financing and a variety of other contingencies. Any plans for extending and expanding the life of the Doris North operation would be subject to the successful completion of additional drilling, economic studies and permitting procedures.

For more information on Miramar Mining Corporation and its projects, visit our website at www.miramarmining.com.

Forward Looking Statements

Statements relating to planned exploration work, development work and feasibility and economic studies at the Hope Bay project and the expected results of this work and alternative development and mining plans and estimates are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “seeks,” “intends,” “estimates,” “projects,” “satisfies,” “potential,” “goal,” “objective,” “prospective,” and similar expressions, or that events or conditions “will,” “would,” “might,” “may,” “can,” “could” or “should” occur. Information inferred from the interpretation of drilling results and information concerning mineral resource estimates may also be deemed to be forward looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: the risks and uncertainties described elsewhere in this press release; risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and that the actual results of work will not identify mineral deposits that permit satisfaction of Miramar’s objectives or goals or realize the perceived potential of Miramar’s properties; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; the possibility that required permits or government approvals may not be obtained on a timely manner or at all; the possibility that capital and operating costs may be higher than currently estimated and may preclude commercial development or render operations uneconomic; the risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from Miramar’s operations and other risks and uncertainties, including those described in the Miramar’s Annual Report on Form 40-F for the year ended December 31, 2006 and Reports on Form 6-K filed with the Securities and Exchange Commission.

Forward-looking statements are based on the beliefs, estimates and opinions of Miramar’s management on the date the statements are made. Miramar undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

All resource estimates reported in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, which permits U.S. mining companies in their SEC filings to disclose only those mineral deposits that qualify as proven or probable “reserves” because a determination has been made based on an appropriate feasibility study that the deposits could be economically and legally extracted or produced. Accordingly, resource information reported in this disclosure may not be comparable to similar information reported by United States companies. The term “resource(s)” does not equate to

“reserves” and normally may not be included in documents filed with the Securities and Exchange Commission, and investors are cautioned not to assume that “resources” will be converted into “reserves” in the future.

This disclosure uses the term “inferred resources”. While this term is recognized by Canadian regulations concerning disclosures by mining companies, the U.S. Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a high category. Under Canadian rules, estimates of “inferred resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that part or all of an “inferred resource” exist or are economically or legally feasible.

This news release has been authorized by the undersigned on behalf of Miramar Mining Corporation.

For further information contact:
Anthony P. Walsh
President & CEO
Miramar Mining Corporation
Tel: (604) 985-2572  Fax: (604) 980-0731
Toll Free: 1-800-663-8780
Email:  info@miramarmining.com